
07004788


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
213
SECTION

BB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTH STREET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 OLD SLIP 11TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID DEBLASE (212)824-0738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID DEBLASE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTH STREET SECURITIES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, ~~2008~~ 11



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***



South Street Securities LLC
Statement of Financial Condition
December 31, 2006

South Street Securities LLC
Index
December 31, 2006

Page(s)

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member
of South Street Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of South Street Securities LLC (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

South Street Securities LLC
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	744,210
Deposits with clearing organization		500,000
Receivable from clearing organization		665,584
Securities purchased under agreements to resell		1,187,168,029
Receivable from customers and counterparties		10,622
Fixed assets, net		44,703
Prepaid expenses and other assets		398,673
Total assets	$	1,189,531,821
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	1,046,390,710
Payable to clearing organization		268,133
Accrued expenses		1,273,309
Total liabilities		1,047,932,152
Member's Equity		141,599,669
Total liabilities and member's equity	$	1,189,531,821

The accompanying notes are integral to this statement of financial condition.

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is registered as a securities broker-dealer pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 6). SSSF and CMET LLC are both wholly owned subsidiaries of CMET Finance Holdings Inc. ("CMET Finance").

2. Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Financial Instruments
Purchases and sales of financial instruments are recorded on trade-date basis. Financial instruments owned during the year consisted of U.S. Treasury Bills. Financial instruments are carried at market value with related unrealized gains or losses recognized in the statement of operations.

Depreciation and Amortization
Fixed assets consist of furniture, equipment, leasehold improvements, and computer software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease.

The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs.

Income Taxes
The Company is not subject to U.S. federal, state or local income taxes. Such taxes are the responsibility of the individual member. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for resale and repurchase transactions.

At the end of each day, for every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. Accordingly, to the extent a counterparty does not fullfill its obligations any credit risk the Company has related to such transactions is with FICC. To date, the Company has cleared a substantial portion of its transactions through FICC on a fully disclosed basis.

At December 31, 2006, included in securities purchased under agreements to resell and securities sold under agreements to repurchase on the statement of financial condition are amounts under contracts with FICC, after FIN 41 netting, totaling $403,911,250 and $6,088,750, respectively, and amounts under contracts with major institutions totaling $783,256,779 and $1,040,301,960, respectively. Customers whose individual balances account for 10% or more of total securities purchased under agreements to resell and securities sold under agreements to repurchase on the statement of financial condition have total balances of $316,842,500 and $398,834,250, respectively.

As of December 31, 2006, the Company has a payable of $268,133 to FICC, which is included in payable to clearing organization in the accompanying statement of financial condition.

4. Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repurchase agreement") and securities sold under agreements to repurchase ("repurchase agreement") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FASB Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*" ("FIN 41"). At December 31, 2006, the Company's assets and liabilities were netted by approximately $300,385,000 as a result of the application of FIN 41.

As of December 31, 2006, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. Of this amount, all were repledged as of December 31, 2006. These repledged securities have been used in the normal course of business.

As of December 31, 2006, the company has accepted securities with market values of approximately $1,499,238,809 under resale agreements and pledged securities with market values of approximately $1,351,658,982 under repurchase agreements, prior to the application of FIN 41. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities.

As of December 31, 2006, the Company has posted as collateral approximately $18,886,000 of its securities related to the Company's repurchase agreements to the FICC (Note 3).

As part of the Company's matched-booked trading activities the Company enters into futures transactions to manage their interest rate risk. Balances related to such transactions are included in receivable from clearing organization. As at December 31, 2006, there are no open futures transactions.

5. Member's Equity

During the year ended December 31, 2006, the Company received $1,803,894 in aggregate capital contributions from SSSF.

6. Related Parties

Program Agreement
In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement. For the year ended December 31, 2006, the Company has made distributions of $130,214,794 to SSSF.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee which is accrued at a per annum rate equal to 2.0455% of the daily average outstanding principal amount of SSSF's junior and senior debt related to the Repo Program. As of December 31, 2006, approximately $191,000 of these costs are included in accrued expenses on the accompanying statement of financial condition.

Data Processing
For the year ended December 31, 2006, the Company incurred costs related to data processing that was provided by Matrix Applications LLC, an entity that is a wholly-owned subsidiary of a shareholder of CMET Finance. As of December 31, 2006, approximately $110,000 of these costs are included in accrued expenses in the accompanying statement of financial condition.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. These accompanying financial statements have been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity.

7. Commitments and Contingencies

Services Arrangement
South Street is operating under the terms and conditions of the April 19, 2004, and as amended, Back-Up Services Agreement (the "Back Up Services Agreement") with a third party program servicer (the "Back Up Program Servicer") to provide South Street with various accounting, investment, compliances and operation functions. The Back Up Services Agreement has an initial term that commenced on August 1, 2005 and expires on April 19, 2011, with one year renewal terms available.

The Back Up Services Agreement calls for a fee of one basis point (.01%) per annum on the Daily Average Balance, as defined in the Back Up Services Agreement. The minimum payments for 2006 and all subsequent contract years are $120,000 per month. During the second half of the year, the monthly amount due under the contract was verbally negotiated to be $100,000 per month. For the year ended December 31, 2006, approximately $196,000 is related fee is included in accrued expenses in the accompanying statement of financial condition.

Software License and Technology Commitments
South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay $65,000 monthly lease fee through April 2007. As of August 2006, the monthly lease was decreased to $50,000.

Operating Lease
The Company entered into a non-cancelable operating lease for its office space (the "Office Lease") with an affiliate of an economic interest holder of SSSF. Future minimum payments under this operating lease are as follows:

2007	$ 100,584
2008	100,584
2009	100,584
2010	67,056
	$ 368,808

In accordance with the provision of the Office Lease, the monthly rent payments escalate over the term of the lease. Additionally, the company received a two-month rent abatement at the inception of the Office Lease.

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

8. Fair Value of Financial Instruments

All financial instruments are stated at fair value or amounts that approximate fair value due to their short term nature.

9. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006, South Street had net capital of $138,702,958, which was $138,452,958 above its required net capital of $250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2006, the Company was not required to and did not hold any customer money or securities.

10. Subsequent Events

On February 2, 2007, in accordance with the Program Agreement, the Company distributed, $3,730,968 to SSSF.

END